Exhibit 23.3

Consent of Deborah A. McCombe

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to my name and to references to my involvement in the preparation of technical information relating to the Lac des Iles Project, Ontario, included in the 2008 Annual Information Form of North American Palladium Ltd., dated March 16, 2009 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statement on Form F-10 and amendments thereto (No. 333-147126) of the references to my name and the above-mentioned information in the AIF.

Dated this 16th day of March, 2009.

(signed) Deborah A. McCombe

Name:	Deborah A. McCombe, P. Geo.
Title:	Consulting Geologist and
Executive Vice-President,
Scott Wilson RPA